November 12, 2020

Larry Spirgel

Office Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Gogo Inc.
Form 10-K for the Fiscal Year Ended December 31, 2019
Filed March 13, 2020
File No. 001-35975

Dear Mr. Spirgel:

This letter sets forth the responses of Gogo Inc. (the “Company”) to the comments contained in your letter, dated November 3, 2020, relating to the Company’s Form 10-K for the fiscal year ended December 31, 2019, File No. 001-35975, filed on March 13, 2020 (the “Form 10-K”). The comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) are set forth in bold italicized text below, and the responses of the Company are set forth in plain text immediately following each comment.

Executive Compensation

Elements of Compensation

1.

We note the use of Free Cash Flow as part of your 2019 Bonus Program. In future filings, please include an explanation of how free cash flow (or any other non-GAAP measure used as part of incentive compensation determinations) is calculated. See Instruction 5 to Item 402(b) of Regulation S-K.

The Company acknowledges the Staff’s comment and confirms that it will include an explanation of how free cash flow, and any other non-GAAP measure used as part of its incentive compensation program, is calculated in future filings, to the extent applicable.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Non-GAAP Measures

2.

We note that Unlevered Free Cash Flow includes an adjustment for cash paid for interest. Please remove this adjustment as charges that require cash settlement cannot be excluded from non-GAAP liquidity measures per Item 10(e)(1)(ii)(A) of Regulation S-K. Similar concerns apply to your Forms 10-Q.

U.S. Securities and Exchange Commission	November 12, 2020

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company did not present Unlevered Free Cash Flow in its quarterly report on Form 10-Q for the quarter ended September 30, 2020, filed on November 9, 2020, and, to the extent that any non-GAAP liquidity measure is included in a future filing, we will make the adjustments requested by the Staff.

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U.S. Securities and Exchange Commission	November 12, 2020

* * * * *

If you have any questions regarding this letter, please do not hesitate to call Matthew E. Kaplan of Debevoise & Plimpton LLP at (212) 909-7334.

Regards,

/s/ Barry Rowan

Barry Rowan

cc:	Matthew E. Kaplan

Debevoise & Plimpton LLP

Marguerite M. Elias

Executive Vice President, General Counsel and Secretary

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